MANAGEMENT AGREEMENT

Rational Advisors, Inc.

Exhibit A

Dated: December 10, 2021

Fund	Percentage of Daily Net Assets
Strategy Shares Nasdaq 7 HANDL™ Index ETF	0.60%
Strategy Shares Nasdaq 5 HANDL™ Index ETF	0.46%
Strategy Shares Drawbridge Dynamic Allocation ETF	0.75%
Strategy Shares Newfound/ReSolve Robust Momentum ETF	0.49%
Strategy Shares Nasdaq 10HANDL™ Index ETF	0.80%

STRATEGY SHARES

By: /s/ Stephen P. Lachenauer

Print Name: Stephen P. Lachenauer

Title: Trustee

RATIONAL ADVISORS, INC.

By: /s/ Jerry Szilagyi

Print Name: Jerry Szilagyi

Title: President